FIRST AMENDMENT AGREEMENT


     AMENDMENT AGREEMENT, made as of this 28th day of April,

1998, by and between The Reader's Digest Association, Inc., a

Delaware corporation (the "Company"), and George V. Grune (the

"Employee").

     WHEREAS, on August 11, 1997, the parties entered into an

Employment Agreement (the "Agreement") under which the Employee became employed by the Company; and

     WHEREAS, the parties now desire to amend the Agreement as

set forth below pursuant to Section 15 of the Agreement.

     NOW, THEREFORE, in consideration of the mutual covenants of the parties contained in the Agreement and for other good and valuable consideration, the Employee and the Company hereby agree as follows:

     1.   Section 1:  Employment Term.  The period of employment

shall not be extended beyond the Initial Term and shall terminate as of the end of the Initial Term on July 31, 1998.

     2.   Section 2:  Duties.

          (a)       The following two sentences are hereby added

to the end of the first paragraph of Section 2:  "As of April 28,

1998, the Employee shall cease service as Chairman of the Board and Chief Executive Officer of the Company.  Until July 31, 1998,

the Employee shall remain available to the Company to assist the

Company with respect to matters related to the Company's

transition to a new Chief Executive Officer."

          (b)  The second paragraph of Section 2 is hereby

amended by changing the words "his full" to "reasonably

necessary".

     3.   Section 3: Compensation and Certain Benefits.

          (a)  Section 3(a).  As a result of a Company-wide 60%

reduction in annual bonus targets for fiscal 1998, the dollar figure "$990,000" in the second sentence of Section 3(a) is

hereby replaced by the dollar figure "$396,000".

          (b)  Section 3(b).  The word "and" in Section 3(b) is

hereby replaced with a comma and the following is added to

Section 3(b) immediately after the word "housing":

"and prompt reimbursement for all expenses reasonably incurred by the Employee (including, but not limited to, air and land travel expenses) in connection with the Employee's travel between the

Company's offices and his primary residence."

          (c)  Section 3(c).  The second and third sentences of

Section 3(c) are hereby deleted and a new second sentence is added as follows:  "100% of the SARs will vest on the last day of the Initial Term."

     4.   Section 7:  Termination Payments.

          (a)  Section 7(a), Clause (1)(ii).  The words "$56,221

multiplied by the number of months for which the Employee was employed hereunder prior to his termination" in Section 7(a)(1),

clause (1)(ii) are hereby replaced by "$674,652".

          (b)  Section 7(c).  Section 7(c) is hereby deleted in

its entirety and is replaced by the following:  "The Company will pay to the Employee within 60 days after the end of fiscal 1998 the Annual Bonus applicable to fiscal 1998 as determined in

accordance with Section 3(a)."

      5.  Effectiveness.  Except as herein modified, the

Agreement remains in full force and effect, unmodified and

unamended.

     IN WITNESS WHEREOF, the Company has caused this Amendment

Agreement to be executed by authority of its Board of Directors,

and the Employee has hereunto set his hand, on the day and year first above written.


                           THE READER'S DIGEST ASSOCIATION,INC.

                          /S/:  SUZANNE K. PILNICK
                         Name:  Suzanne K. Pilnick
                         Title: Acting Vice President, Human Resources

                              /S/:  GEORGE V. GRUNE
                              Name:  George V. Grune